UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

The Real Good Food Company, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

75601G109

(CUSIP Number)

MR. DAVID L. KANEN

KANEN WEALTH MANAGEMENT, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 26, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75601G109

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		302,999
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

302,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

302,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP No. 75601G109

1	NAME OF REPORTING PERSON

PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		14,764
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

14,764
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,764
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 75601G109

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		317,763
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

317,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IA, OO

4

CUSIP No. 75601G109

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		317,763
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

317,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

317,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 75601G109

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 302,999 Shares beneficially owned by Philotimo is approximately $642,358, including brokerage commissions. The aggregate purchase price of the 14,764 Shares beneficially owned by PHLOX is approximately $30,709, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 19,507,736 Shares outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2023.

A.	Philotimo
(a)	As of the close of business on January 30, 2024, Philotimo beneficially owned 302,999 Shares.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 302,999
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 302,999
(c)	The transactions in the Shares by Philotimo during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
B.	PHLOX
(a)	As of the close of business on January 30, 2024, PHLOX beneficially owned 14,764 Shares.

Percentage: Approximately Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,764
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,764
6

CUSIP No. 75601G109

(c)	The transactions in the Shares by PHLOX during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	KWM
(a)	As of the close of business on January 30, 2024, KWM beneficially owned 317,763 Shares, consisting of (i) the 302,999 Shares owned directly by Philotimo, which KWM may be deemed to beneficially own as the general partner of Philotimo and (ii) the 14,764 Shares owned directly by PHLOX, which KWM may be deemed to beneficially own as the investment manager of PHLOX.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 317,763
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 317,763
(c)	The transactions in the Shares by KWM during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Mr. Kanen
(a)	As of the close of business on January 30, 2024, Mr. Kanen, as the managing member of KWM, may be deemed to beneficially own the 317,763 Shares beneficially owned by KWM.

Percentage: Approximately 1.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 317,763
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 317,763
(c)	Mr. Kanen has not entered into any transactions in the Shares during the past 60 days.
(e)	As of January 30, 2024, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.
7

CUSIP No. 75601G109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2024

Kanen Wealth Management, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
David L. Kanen

8

CUSIP No. 75601G109

SCHEDULE A

Transactions in the Securities of the Issuer in the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHILOTIMO FUND, LP

Sale of Common Stock	1,200	1.3400	01/17/2024
Sale of Common Stock	224	1.3104	01/18/2024
Sale of Common Stock	27,212	1.2100	01/22/2024
Sale of Common Stock	11,944	1.2101	01/23/2024
Sale of Common Stock	59,084	1.2117	01/24/2024
Sale of Common Stock	8,765	1.2102	01/25/2024
Sale of Common Stock	58,875	1.2012	01/25/2024
Sale of Common Stock	33,444	1.2012	01/26/2024
Sale of Common Stock	11,3123	1.2084	01/29/2024
Sale of Common Stock	867,800	1.1514	01/30/2024

Kanen wealth management, llc (through the Managed Accounts)

Sale of Common Stock	10,000	1.5000	12/26/2023

PHILOTIMO FOCUSED GROWTH & INCOME FUND

Sale of Common Stock	600	1.3400	01/17/2024
Sale of Common Stock	13,606	1.2100	01/22/2024
Sale of Common Stock	5,972	1.2101	01/23/2024
Sale of Common Stock	29,542	1.2117	01/24/2024
Sale of Common Stock	28,988	1.2012	01/25/2024
Sale of Common Stock	17,229	1.2012	01/26/2024
Sale of Common Stock	66,437	1.2084	01/29/2024
Sale of Common Stock	250,000	1.1514	01/30/2024